Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Meeting of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

23 November 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-041

ANNOUNCEMENT on the resolutions Passed

at Meeting of the Board of DIRECTORS

OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to Article 176 of the Articles of Association of China Southern Airlines Company Limited (“Southern Airline” or the “Company”), the Board passed the following resolutions by means of written resolution on 23 November 2012: (I) approved the Company to sign Letter of Undertaking in relation to Avoidance of Horizontal Competition under the relevant requirements of China Securities Regulatory Commission (“CSRC”) to ensure the successful listing of Southern Airlines Culture and Media Co., Ltd. (hereinafter referred to as “SACM”); and (II) authorized the Directors of the Company to execute the above documents.

(Given that China Southern Air Holding Company (hereinafter collectively referred to as “CSAHC”) is a controlling shareholder of SACM and the Company, and Director Zhang Zi Fang is the Vice Chairman of SACM, in compliance with the listing rules of the stock exchange where shares of the Company are listed, the connected Directors, namely, Si Xian Min, Wang Quan Hua, Yuan Xin An and Zhang Zi Fang abstained from voting on the above resolutions.)

The number of Directors supposed to consider the resolutions was 7 and all of them have taken part in the same. The Directors approved the above resolutions unanimously after taking into account of the following:

I. Summary of the undertaking

On 23 November 2012, for the purpose of facilitating the listing progress of SACM, the Company consented to sign the Letter of Undertaking in relation to Avoidance of Horizontal Competition under the relevant requirements of CSRC, pursuant to which it is undertaken that for the period starting from the date of the Letter of Undertaking up to the date the Company ceases to exercise significant influence on SACM or ceases to have a direct or an indirect shareholding/control on SACM (or the date SACM terminates its listing), the Company shall not engage in any business that may constitute horizontal competition with the principal businesses of SACM.

II. Overview of connected parties

SACM is a controlled company under CSAHC, which holds 60% equity interests in SACM, and 40% equity interests of SACM is held by the Company. SACM was established in May 2004 with registered capital of RMB200 million. Its legal representative is Yang Li Hua and its registered address is: Room A601, No.88 Yunxiao Road, Baiyun District, Guangzhou. The princpal businesses of SACM include the design, production, publication of all kinds of domestic and overseas advertisements and provision of agent services for such advertisements; merchandize exhibition (separate registration license required); cultural activities planning; trade information services; sale of stationery, craftwork and artistic items.

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III. Main content of the undertaking

Since the Company is a major shareholder of SACM, for the purpose of facilitating the listing progress of SACM, the Company is required to issue the Letter of Undertaking in relation to Avoidance of Horizontal Competition to SACM under the relevant requirements of CSRC. The full text of the Letter of Undertaking is set out as follows:

"In this Letter of Undertaking, the principal businesses of Southern Airlines Culture and Media Co., Ltd. (hereinafter referred to as “SACM”) and its subsidiaries and branches are: design, production, publication of all kinds of domestic and overseas advertisements and provision of agent services for such advertisements; edition, publication and distribution of newspapers and magazines; production, reproduction and distribution of radio dramas, TV dramas, animations, feature stories, columns and variety shows; cultural events planning and organizing; external exhibitions and displays services; corporate brand planning and image planning as well as tournament planning. Pursuant to the provisions under relevant PRC laws and regulations, the Company, as a shareholder of SACM, which has a significant influence over it, has undertaken that the Company will not enter into competition with SACM in the same business during the period in which the Company is a shareholder of SACM, for the purpose of protecting the legal interests of SACM and its minority shareholders. The specific undertakings are as follows:

1.	As of the date of this Letter of Undertaking, the business of the Company, its wholly-owned subsidiaries or enterprises under its control as well as other enterprises which may be controlled by the Company shall not engage in any businesses that may constitute horizontal competition with the principal businesses of SACM and/or its subsidiaries and branches of SACM.

2.	Pursuant to this public offering and listing of SACM, the Company will not, on its own or through other enterprises under its control, directly or indirectly participate, engage in and/or operate any business within or outside the PRC which are in or may constitute competition with SACM and/or its subsidiaries and branches, save for the advertising activities conducted by the Company and its subsidiaries and branches for its/their proprietary airline business.

3.	In the event the wholly-owned, holding or controlled enterprises of the Company engage in business which is in competition with the principal business of SACM and/or the subsidiaries and branches of SACM in the future, the Company agrees to consolidate such business into SACM and/or the subsidiaries and branches of SACM through effective measures after conducting relevant legal procedures in order to eliminate such horizontal competition; SACM reserves the right to require the Company to sell the entire shares in such enterprises at any time while SACM and/or the subsidiaries and branches of SACM will have the right of first refusal regarding these shares and the Company will use its best endeavours to procure a fair and reasonable price for such transfer.

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4.	This Letter of Undertaking shall continue to be valid from the date of signing and during the period in which the Company has a significant influence over SACM or has a direct or indirect shareholding/control over SACM due to capital or non-capital factor(s) until the ceasing of the above conditions or the date on which SACM terminates its listing."

IV. Purpose of issuance of the Letter of Undertaking and its impact on the Company

SACM is currently preparing for its public offering and domestic listing of shares. Since the Company holds 40% equity interests in SACM and is deemed as a major shareholder of SACM, while the Company is also a controlled company under CSAHC which is the controlling shareholder of SACM, therefore, for the purpose of facilitating the listing progress of SACM, the Company is required to issue the Letter of Undertaking in relation to Avoidance of Horizontal Competition to SACM under the relevant requirements of CSRC.

The Board is of the view that, currently, there does not exist any horizontal competition between the Company, its controlled company and SACM. Despite that the scope of business of the Company includes conducting advertising activities for its proprietary airline business, according to the Letter of Undertaking, the Company shall continue to be allowed to conduct such advertising activities for its proprietary airline business hereafter. The issuance of the Letter of Undertaking shall not negatively impact the business operations of the Company, while all other business operations of the Company do not overlap with the principal businesses of SACM. Should the listing of SACM be successfully completed, SACM will be able to develop itself in a better and faster manner, which shall also benefit the Company in the long run. On the other hand, the Company will also be able to secure potential equity appreciation. Therefore, the Board is of the view that the issuance of this Letter of Undertaking will not prejudice the interests of the Company and its shareholders, but on the contrary, it will be beneficial for the Company to obtain better income, which is in line with the interests of the Company and the shareholders as a whole.

V. Independent opinion of the Independent Directors

For the protection of the benefits of minority shareholders of the Company, according to the relevant requirements of the listing rules of the stock exchange where shares of the Company are listed, the independent Directors of the Company should express independent opinion with respect to the issuance of the Letter of Undertaking to a connected party.

The Company has provided the independent Directors with the relevant materials. The independent Directors have carefully reviewed and discussed such materials and examined the relevant documents, and have enquired the executive Directors and senior management of the Company regarding relevant matters.

Based on the information provided by the Company and the independent judgment of the independent Directors, the independent opinion expressed by the independent Directors, namely, Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le, is as follows:

1. This matter does not prejudice the interests of the Company and its shareholders, especially that of minority shareholders.

2. The resolution was approved by more than half of the Directors with connected Directors abstained from voting; as such, the voting procedure is legal and effective as it is in compliance with the listing rules of the stock exchange where shares of the Company are listed and the provisions of the Articles of Association of the Company.

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3. The issuance of this Letter of Undertaking will be beneficial to the operations and long-term development of the Company, which is in line with the interests of the Company and all shareholders.

VI. Other undertakings

For the purpose of facilitating the public offering and listing of the shares of SACM, the Company issued the undertakings below under the relevant requirements of CSRC:

1. Undertaking in relation to reduction of connected transactions

As a shareholder exercising a significant influence over SACM, the Company hereby undertakes the followings pursuant to the requirements of the relevant PRC laws and regulations for the purpose of protection of the legal interests of SACM and its minority shareholders:

The Company and other companies under its control shall endeavor to reduce the connected transactions with SACM; where connected transactions are necessary and unavoidable, they shall guarantee that such transactions are conducted impartially under market-oriented principle and at fair prices, and such procedures and information disclosure obligations shall be performed in accordance with the requirements of the relevant laws and regulations as well as regulatory documents.

The above undertaking shall continue to be valid during the period in which the Company has significant influence over SACM or has a direct or an indirect shareholding/control over SACM due to capital or non-capital factor(s), and such undertaking shall not be varied or revoked.

2. Undertaking in relation to lock-up

As a shareholder of SACM, the Company undertakes that:

Within thirty-six months starting from the date SACM publicly offers and lists its shares on a stock exchange, the Company shall not transfer or entrust other persons with the management of shares of SACM held directly or indirectly by the Company before SACM’s public offering of shares, nor shall the Company allow SACM to buy back any shares of SACM held directly or indirectly by the Company before SACM’s public offering of shares.

The Company will publish announcement(s) in relation to the listing progress of SACM in a timely manner. Investors are advised to be aware of the investment risks as there still remains a large degree of uncertainty over the listing of SACM.

VII. Documents for inspection

1.	Resolutions Passed at the Meeting of the Sixth Session of the Board of Directors of China Southern Airlines Company Limited (No. [Lin] 20121017);

2.	Independent opinion issued by independent Directors of China Southern Airlines Company Limited with respect to the issuance of the Letter of Undertaking;

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3.	Letter of Undertaking in relation to Avoidance of Horizontal Competition;

4.	Letter of Undertaking in relation to Reduction of Connected Transactions;

5.	Letter of Undertaking in relation to Share Lock-up.

The Board of

China Southern Airlines Company Limited

23 November 2012

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